Exhibit 99.1

Hepsiburada Announces a Change within the Executive Management Team

ISTANBUL, February 27, 2024 -- D-MARKET Electronic Services & Trading (d/b/a “Hepsiburada”) (NASDAQ: HEPS), a leading Turkish e-commerce platform (referred to herein as “Hepsiburada” or the “Company”), today announced the appointment of Hakan Karadoğan to the role of Chief Executive Officer of Logistics, effective from March 25, 2024. Mr. Karadoğan will lead Hepsiburada’s overall logistics operations, including warehousing, fulfillment, and last-mile delivery services for both on-platform and off-platform customers. Effective from March 31, 2024, the Company’s Chief Logistics Officer, Mehmethan Yallagöz, has decided to step down from his role to pursue other business interests.

“Hakan Karadoğan is a seasoned leader with nearly three decades of broad-based experience within logistics services, engineering and supply chain management.” Nilhan Onal Gökçetekin, Hepsiburada’s CEO commented. “With his vast global and local experience, Hakan will lead our logistics business towards new heights. Building on his former tenure at Amazon, he will also contribute greatly to our strategic priority of differentiating our superior delivery services in the market and offering Hepsiburada logistics services to external customers. Under his leadership, Hepsiburada will scale its B2B business from warehousing to fulfillment and to last-mile delivery services.” Mrs. Onal Gökçetekin added. “On behalf of the Company, I thank Mehmethan for his leadership and significant contributions to Hepsiburada’s logistics and operations teams over the years and welcome Hakan to the Hepsiburada team.”

Prior to joining Hepsiburada, Hakan Karadoğan was the General Manager of Amazon Türkiye Operations during which he, among other things, led the launch of Amazon’s Türkiye Operations in 2018. Mr. Karadoğan also has 22 years of management experience from General Electric and its predecessors, where he held various management roles in the fields of engineering, manufacturing, supply-chain and business management. During his time at General Electric, he worked in China for six years as Product Line General Manager as well as held the role as Global Leader of Power Transformers Product Line overseeing its twelve factories worldwide. He has a Bachelor’s degree in Electrical Engineering from Istanbul Technical University and completed leadership programs at Harvard Business School and Insead.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995, and encompasses all statements, other than statements of historical fact contained in this press release, and include but are not limited to statements regarding Hepsiburada’s management changes. These forward-looking statements can be identified by terminology such as “may,” “could,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to” and similar statements. Among other things, quotations from management in this press release contain forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Hepsiburada’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential negative developments resulting from epidemics or natural disasters, other negative developments in Hepsiburada’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. For a discussion of additional factors that may affect the outcome of such forward-looking statements, see our 2022 annual report filed with the SEC on Form 20-F on May 1, 2023 (Commission File Number: 001-40553), and in particular the “Risk Factors” section, as well as the other documents filed with or furnished to the SEC by Hepsiburada from time to time. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://investors.hepsiburada.com. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. These forward-looking statements should not be relied upon as representing Hepsiburada’s views as of any date subsequent to the date of this press release. All forward-looking statements in this press release are based on information currently available to Hepsiburada, and Hepsiburada and its authorized representatives assume no obligation to update these forward-looking statements in light of new information or future events. Accordingly, undue reliance should not be placed upon the forward-looking statements.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Türkiye, connecting over 61 million members with approximately 211 million stock keeping units across over 30 product categories. Hepsiburada provides goods and services through its hybrid model combining first-party direct sales (1P model) and a third-party marketplace (3P model) with over 101 thousand merchants.

With its vision of leading the digitalization of commerce, Hepsiburada acts as a reliable, innovative and purpose-led companion in consumers’ daily lives. Hepsiburada’s e-commerce platform provides a broad ecosystem of capabilities for merchants and consumers including: last-mile delivery and fulfilment services, advertising services, on-demand grocery delivery services, and payment solutions offered through Hepsipay, Hepsiburada’s payment companion and BNPL solutions provider. HepsiGlobal offers a selection from international merchants through its inbound arm while outbound operations aim to enable merchants in Türkiye to make cross-border sales.

Since its founding in 2000, Hepsiburada has been purpose-led, leveraging its digital capabilities to develop the role of women in the Turkish economy. Hepsiburada started the ‘Technology Empowerment for Women Entrepreneurs’ programme in 2017, which has supported over 47.5 thousand female entrepreneurs throughout Türkiye to reach millions of customers with their products.

Investor Relations Contact

ir@hepsiburada.com

Media Contact

corporatecommunications@hepsiburada.com